UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Pharmasset, Inc.

(Name of Subject Company (Issuer))

Gilead Sciences, Inc. Royal Merger Sub Inc. Royal Merger Sub II Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

71715N106

(CUSIP Number of Class of Securities)

Brett A. Pletcher, Esq. Senior Vice President and General Counsel Gilead Sciences, Inc. 333 Lakeside Drive Foster City, California 94404 Tel: (650) 574-3000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Franklin M. Gittes, Esq. Stephen F. Arcano, Esq. Brandon Van Dyke, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 (212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$11,177,775,885	$1,280,973

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (x) $137 (i.e., the tender offer price) and (y) 81,589,605, the estimated maximum number of shares of Pharmasset common stock to be acquired in the tender offer.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for Fiscal Year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,280,973	Filing Party: Gilead Sciences, Inc.
Form or Registration No.: Schedule TO	Date Filed: December 6, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (as amended, “Schedule TO”) relating to the offer by Gilead Sciences, Inc., a Delaware corporation (“Gilead”), Royal Merger Sub Inc., a Delaware corporation and direct wholly-owned subsidiary of Gilead (“Merger Sub”), and Royal Merger Sub II Inc., a Delaware corporation and indirect wholly-owned subsidiary of Gilead (“Merger Sub II” and, together with Gilead and Merger Sub, the “Offerors”), to purchase all outstanding shares of common stock, par value $0.001 (“Shares”), of Pharmasset, Inc., a Delaware corporation (“Pharmasset”), at a price of $137 per Share, net to the seller in cash (less any required withholding taxes and without interest) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 6, 2011 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below.

ITEM 11. ADDITIONAL INFORMATION

Item 11 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below.

(1) The subsection titled “Stockholder Litigation” in Section 15—“Certain Legal Matters” is amended and supplemented to delete the last sentence and to include the following:

“Following the filing of the Schedule 14D-9 and the Schedule TO on December 6, 2011, plaintiffs in the above-captioned actions amended their complaints to include allegations that the disclosures made in the Schedule 14D-9 and the Schedule TO failed to disclose all material facts about the process leading up to the execution of the Merger Agreement.

On December 19, 2011, Pharmasset, Pharmasset’s directors and the Offerors entered into a memorandum of understanding (the “MOU”) with the plaintiffs in the above-captioned actions reflecting an agreement in principle to settle both actions based on their agreement to include certain additional disclosures relating to the Offer and Merger in Amendment No. 2 to the Schedule 14D-9. Pharmasset, Pharmasset’s directors and the Offerors each have denied, and continue to deny, that they have committed or attempted to commit any violation of law or breached any duty owed to Pharmasset and/or holders of Shares, or aided or abetted any breach of any fiduciary duty, or otherwise engaged in any of the wrongful acts alleged in such actions, and expressly maintain that they complied with their fiduciary and other legal duties. The defendants in the actions, to avoid the costs, disruption and distraction of further litigation, and without admitting the validity of any allegation made in such actions, or any liability with respect thereto, have concluded that it is desirable that the claims against them be settled on the terms reflected in the MOU. The MOU is subject to customary conditions including completion of appropriate settlement documentation, approval by the New Jersey court, and consummation of the Offer and the Merger.

The MOU provides that both actions will be dismissed with prejudice as to all defendants. Pursuant to the terms of the MOU, the parties expect to execute a stipulation of settlement, which will be subject to approval by the New Jersey court, following notice to holders of Shares. There can be no assurance that the settlement will be finalized or that the court will approve the settlement.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2011

GILEAD SCIENCES, INC.

By:	/s/ BRETT A. PLETCHER
Name:	Brett A. Pletcher
Title:	Senior Vice President and General Counsel

ROYAL MERGER SUB INC.

By:	/s/ BRETT A. PLETCHER
Name:	Brett A. Pletcher
Title:	Secretary

ROYAL MERGER SUB II INC.

By:	/s/ BRETT A. PLETCHER
Name:	Brett A. Pletcher
Title:	Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated December 6, 2011*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form*

(a)(1)(G)	Joint Press Release of Gilead and Pharmasset dated November 21, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Gilead with the Securities and Exchange Commission on November 21, 2011)*

(a)(1)(H)	Investor Presentation Slides (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Gilead with the Securities and Exchange Commission on November 21, 2011)*

(a)(1)(I)	Summary Advertisement, published December 6, 2011 in The Wall Street Journal*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of November 21, 2011, among Gilead, Merger Sub and Pharmasset (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Gilead with the Securities and Exchange Commission on November 25, 2011)*

(g)	Not applicable

(h)	Not applicable

*	Previously filed.

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